Exhibit 99.3

Quhuo Reports Unaudited Financial Results for the First Half of 2023

BEIJING, China, Aug.31, 2023 (PRNewswire) -- Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading gig economy platform focusing on local life services in China, today reported its unaudited financial results for the six months ended June 30, 2023.

Financial and Operational Highlights for the First Half of 2023

●	Revenues from mobility solution services were RMB58.5 million (US8.1 million), representing an increase of 3.6% year-over-year.
●	Net loss was RMB5.7 million (US$0.8 million), representing a decrease of 78.6% year-over-year.
●	Adjusted net loss was RMB1.8 million (US$0.3 million), representing a decrease of 87.0% year-over-year.
●	Quhuo International has signed service contracts for 1,720 units of vehicles under its vehicle export solutions, of which 200 units have been shipped.

Mr. Leslie Yu, Chairman and CEO of Quhuo, stated, “We are pleased to conclude that Quhuo Limited achieved several financial improvements in the first half of 2023, albeit the overall economic condition in the domestic market. During this period, Quhuo recorded a total revenue of RMB1,736.3 million. The net loss and adjusted net loss narrowed by 78.6% and 87.0% compared to the same period last year, which was RMB5.7 million and RMB1.8 million, respectively. The adjusted EBITDA increased 2.8% year-over-year to RMB11.1 million.”

“Thanks to the early layout of Quhuo ‘s overseas business, Quhuo International has signed contracts for 1,720 units of vehicles under its vehicle export solutions and completed shipment of 200 units in the first half of 2023, which demonstrates the good results of our new business.”

“Looking ahead, we anticipate that this business will continue to contribute positively to our growth, as we explore potential partnerships to collectively advance the electric vehicle sector. We are confident that the vehicle export solutions will promote international automotive trade, tap into overseas markets for the growing electric vehicle sector, and actively assume a positive role in global energy conservation and emission reduction.”

Unaudited Financial Results of the First Half of 2023 Compared to the First Half of 2022

Total revenues decreased by 6.8% from RMB1,863.8 million in the six months ended June 30, 2022 to RMB1,736.3 million (US$239.4 million) in the six months ended June 30, 2023 due to the following reasons.

●	Revenues from on-demand delivery solutions were RMB1,649.6 million (US$227.5 million), representing a slight decrease of 6.5% from RMB1,763.8 million in the six months ended June 30, 2022, primarily because we enjoyed more preferential policies during the first half of 2022 amid the COVID-19 pandemic, which was significantly reduced in the six months ended June 30, 2023 following the relief of the pandemic.
●	Revenues from mobility service solutions, consisting of shared-bike maintenance, ride-hailing, freight service solutions and newly launched vehicle export solutions, were RMB58.5 million (US$8.1 million), representing an increase of 3.6% from RMB56.5 million in the six months ended June 30, 2022, primarily due to (1) the commencement of vehicle export solutions, which generated revenue of RMB12.0 million, and (2) our enlarged customer base and service scope for ride-hailing solutions services.
●	Revenues from housekeeping and accommodation solutions and other services were RMB28.2 million (US$3.9 million), representing a decrease of 35.2% from RMB43.5 million in the six months ended June 30 of 2022, primarily due to the transition of business model in hotel service.

Cost of revenues was RMB1,669.5 million (US$230.2 million), representing a decrease of 5.7% year-over-year, primarily attributable to the decreases in our labor cost and hiring expenses.

General and administrative expenses were RMB81.6 million (US$11.3 million), representing a decrease of 18.0% from RMB99.5 million in the six months ended June 30 of 2022, primarily due to the decreases in (1) share-based compensation expenses from RMB12.5 million in the first half of 2022 to RMB3.9 million (US$0.5 million) in the first half of 2023, and (2) welfare and business development expenses and office expenses from RMB29.5 million in the first half of 2022 to RMB17.3 million (US2.4 million) in the first half of 2023.

Research and development expenses were RMB6.6 million (US$0.9 million), representing a decrease of 7.2% from RMB7.2 million in the six months ended June 30, 2022, primarily due to the decrease in the average compensation level for our research and development personnel as we restructured our R&D team.

We recorded gain on disposal of assets, net of RMB4.7 million and RMB8.9 million (US$1.2 million) in the six months ended June 30, 2022 and 2023, respectively, primarily due to the transfer of certain customer relationships related to our on-demand delivery solutions to third parties.

Our interest income was RMB0.2 million and RMB0.7 million (US$0.1 million) in the six months ended June 30, 2022 and 2023, respectively, primarily relating to our bank deposits.

Our interest expense decreased by 38.6% from RMB3.8 million in the six months ended June 30, 2022 to RMB2.3 million (US$0.3 million) in the six months ended June 30, 2023, primarily due to the decrease in our average short-term bank borrowings.

We recorded other income, net, of RMB6.0 million (US$0.8 million) in the six months ended June 30, 2023, compared to other loss, net, of RMB8.3 million in the six months ended June 30, 2022, primarily due to the increase in fair value change of investment in a mutual fund.

We recorded income tax benefit of RMB2.4 million (US$0.3 million) in the six months ended June 30, 2023, as compared to income tax expense of RMB6.7 million in the six months ended June 30, 2022, primarily due to the increase in deferred tax asset benefit.

As a result of the foregoing, we had net loss of RMB26.6 million and RMB5.7 million (US$0.8 million) in the six months ended June 30, 2022 and 2023, respectively.

Adjusted net loss was RMB1.8 million (US$0.3 million), as compared to adjusted net loss of RMB14.1 million in the first half of 2022.(1)

Adjusted EBITDA was RMB11.1 million (US$1.5 million), as compared to adjusted EBITDA of RMB10.8 million in the first half of 2022.(1)

(1)	See “Use of Non-GAAP Financial Measures.”

CONFERENCE CALL

Quhuo will hold a conference call on Thursday, August 31, 2023, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to https://s1.c-conf.com/diamondpass/10033320-jh3e5r.html. Once preregistration has been completed, participants will receive dial-in numbers, a direct event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the direct event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.quhuo.cn/.

A replay will be accessible through 9:59 a.m. U.S. Eastern Time on September 6, 2023 (9:59 p.m. Beijing/Hong Kong time on the same day):

United States:	1855 883 1031
China Domestic:	400 1209 216
Hong Kong:	800 930 639
Replay PIN: :	10033320

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income/(loss) and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income/(loss) represents net income/(loss) before share-based compensation expenses. Adjusted EBITDA represents adjusted net income/(loss) before income tax benefit/(expense), amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other performance measures or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA, respectively.

QUHUO LIMITED

Reconciliation of GAAP and Non-GAAP Results

	For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023
	(RMB)	(RMB)	(US$)
	(in thousands)
Net loss	(26,586)	(5,690)	(785)
Add: Share-based Compensation	12,503	3,853	531

Adjusted net loss	(14,083)	(1,837)	(254)
Add:
Income tax expense/(benefit)	6,683	(2,395)	(330)
Depreciation	3,798	2,927	404
Amortization	10,663	10,128	1,397
Interest	3,786	2,323	320

Adjusted EBITDA	10,847	11,146	1,537

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for readers’ convenience. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the rate in effect as of June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) (“Quhuo” or the “Company”) is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

E-mail: ir@meishisong.cn

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,	As of June 30,	As of June 30,
	2022	2023	2023
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	95,444	115,040	15,865
Restricted cash	5,579	150	21
Short-term investments	64,355	63,056	8,696
Accounts receivable, net	495,046	495,006	68,264
Prepayments and other current assets	54,921	60,864	8,394
Amounts due from related parties	3,876	1,430	197
Total current assets	719,221	735,546	101,437

Property and equipment, net	11,450	8,788	1,212
Right-of-use assets, net	5,562	7,719	1,064
Intangible assets, net	101,603	101,516	14,000
Goodwill	65,481	65,481	9,030
Deferred tax assets	12,000	20,466	2,822
Other non-current assets	140,300	146,236	20,167
Total non-current assets	336,396	350,206	48,295

Total assets	1,055,617	1,085,752	149,732

Liabilities, non-controlling interests and shareholders’ equity
Current liabilities
Accounts payables	293,281	314,401	43,358
Accrued expenses and other current liabilities	125,949	100,755	13,895
Short-term debt	65,434	95,705	13,198
Short-term lease liabilities	3,276	4,422	610
Total current liabilities	487,940	515,283	71,061

Long-term debt	1,303	1,583	218
Long-term lease liabilities	1,103	2,066	285
Deferred tax liabilities	814	924	127
Other non-current liabilities	66,880	66,601	9,185
Total non-current liabilities	70,100	71,174	9,815

Total liabilities	558,040	586,457	80,876

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,	As of June 30,
	2022	2023	2023
	(RMB)	(RMB)	(US$)
Shareholders’ equity
Ordinary shares	43	43	6
Additional paid-in capital	1,885,637	1,889,490	260,573
Accumulated deficit	(1,379,864)	(1,389,512)	(191,622)
Accumulated other comprehensive loss	(4,654)	(1,099)	(152)
Total Quhuo Limited shareholders’ equity	501,162	498,922	68,805
Non-controlling interests	(3,585)	373	51
Total shareholders’ equity	497,577	499,295	68,856

Total liabilities and shareholders’ equity	1,055,617	1,085,752	149,732

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023
	(RMB)	(RMB)	(US$)

Revenues	1,863,795	1,736,317	239,449
Cost of revenues	(1,769,867)	(1,669,515)	(230,237)
General and administrative	(99,525)	(81,611)	(11,255)
Research and development	(7,161)	(6,645)	(916)
Gain on disposal of assets, net	4,732	8,916	1,230

Operating loss	(8,026)	(12,538)	(1,729)

Interest income	191	742	102
Interest expense	(3,786)	(2,323)	(320)
Other (loss)/income , net	(8,282)	6,034	832
Loss before income tax	(19,903)	(8,085)	(1,115)
Income tax (expense)/benefit	(6,683)	2,395	330
Net loss	(26,586)	(5,690)	(785)

Net loss/(income) attributable to non-controlling interests	1,633	(3,958)	(546)
Net loss attributable to ordinary shareholders of the Quhuo limited	(24,953)	(9,648)	(1,331)

Non-GAAP Financial Data
Adjusted net loss	(14,083)	(1,837)	(254)
Adjusted EBITDA	10,847	11,146	1,537

Loss per share for class A and class B ordinary shares
Basic	(0.53)	(0.17)	(0.02)
Diluted	(0.53)	(0.17)	(0.02)

Shares used in (loss)/earnings per share computation:
Basic	46,841,258	56,441,811	56,441,811
Diluted	46,841,258	56,441,811	56,441,811